April 23, 2010

VIA EDGAR CORRESPONDENCE

Kristine D’Angelo

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Dodge & Cox Funds
(File Nos. 2-11522; 811-173)

Dear Ms. D’Angelo:

In connection with this response being made on behalf of Dodge & Cox Funds (the “Funds,” with each series being referred to as a “Fund”) to oral comments received by conference call on March 26, 2010 (the “Comments”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the 2009 Annual Reports of the Funds, the Funds hereby acknowledge that:

(i) Each Fund is responsible for the adequacy and accuracy of the disclosure in the filings that are the subject of the Comments;

(ii) Staff Comments or changes to disclosures in response to Staff Comments do not foreclose the Commission from taking action with respect to such filings; and

(iii) A Fund may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Your comments and our responses thereto are set forth below.

1. COMMENT: A footnote to the performance line graph includes the following disclosure: “The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.” You recommended that we supplement the disclosure with the following addendum: “or on fund share redemptions.”

RESPONSE: We agree and will add this disclosure going forward.

2. COMMENT: On the “Fund Information” page, each respective Fund discloses its current year expense ratio. You suggested that we consider supplementing the current disclosure with a reference to the expense ratio that is disclosed in the current prospectus.

RESPONSE: To be consistent with the disclosures included in the Funds’ marketing literature, we will add this disclosure going forward.

3. COMMENT: Each Fund’s accounting policies note references estimates and assumptions used by management. You recommended that we supplement this disclosure with the following sentence: “Actual results may differ from those estimates.”

RESPONSE: We agree and will add this disclosure going forward.

4. COMMENT: Each Fund’s accounting policies note states the following: “Most expenses of the Trust can be directly attributed to a specific series. Expenses which cannot be directly attributed are allocated among the Funds in the Trust.” You recommended that we supplement the second sentence with an indication as to the basis for allocating expenses among Funds (e.g., expenses are allocated to each Fund based on relative net assets).

RESPONSE: We have decided not to add this additional disclosure. Most expenses of the Funds are directly attributable to a specific Fund - only a very small portion of total expenses requires allocation. Our objective in allocating such allocable expenses among Funds is to use the highest correlative cost driver. Therefore we currently use several methods for allocating expenses among Funds (e.g., net assets, number of shareholder accounts, number of transactions, evenly). These expense allocation methodologies are also reviewed with the Board of Trustees of the Funds. Other allocation bases may be used in the future. Because of the varied allocation methodologies used, we believe it could be confusing to shareholders to list all of the possible methods of allocation.

5. COMMENT: Each Fund’s Annual Report includes a note describing a committed line of credit with State Street Bank. You recommend that we add the following to our current disclosure: a) note the amount of the annual commitment fee, and b) reference the line item in the income statement where the commitment fee is expensed.

RESPONSE: We agree and will add these disclosures going forward.

6. COMMENT: Each Fund’s Annual Report includes the following sentence in a tax note: “Financial reporting records are adjusted for permanent book/tax differences to reflect tax character.” You suggested that we consider supplementing this disclosure with a rollforward of the components of net assets, specifically indicating the amount of any such reclassifications of permanent book/tax differences.

RESPONSE: We have decided not to add this additional disclosure. We are aware of no GAAP or Commission requirement to provide a numeric rollforward of the GAAP-basis components of net assets. We generally describe the significant permanent book/tax differences in a level of detail that provides a reader of the financial statements with a general understanding of how the components of net assets roll forward from period to period. We also believe that the suggested additional disclosure could be more confusing to shareholders than helpful.

* * * * *

We trust that the above adequately addresses your comments and concerns. Please do not hesitate to contact the undersigned at 415-274-9446 if you have any questions concerning the foregoing.

Sincerely,

/s/ David H. Longhurst
David H. Longhurst
Treasurer
Dodge & Cox Funds